SECURITIES AND EXCHANGE COMMISSION

                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                             SEC File No. 333-13287


   (CHECK ONE)  [ ] Form 10-K and Form 10-KSB    [ ] Form 11-K     [ ] Form 20-F
                [X] Form 10-Q and Form 10-QSB    [ ] Form N-SAR


         For Period Ended  June 30, 2004
                                    --------------------------------------------

[ ] Transition Report on Form 10-K and Form KSB
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form N-SAR

For the transition period ended _______________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above,
identify the item(s) to which the notification relates:   N/A
                                                         -----------------------


                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:                    EarthShell Corporation
                                            --------------------------

Former name if applicable:
                                            --------------------------

Address of principal executive office (Street and Number)

                                            6740 Cortona Drive
                                            --------------------------

City, State and Zip Code                    Santa Barbara, CA  93003
                                            --------------------------

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                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.) [x]



              (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

              (b) The subject annual report, semi-annual report, transition report on Forms 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

              (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Forms 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach Extra Sheets If Needed.)

The registrant was unable to file its Quarterly Report for the period ended June 30, 2004 on a timely basis because the registrant is in the midst of negotiations with a several different parties with respect to a potential reorganization. The registrant needs to ascertain the ability of all of the parties to perform.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification.

D. Scott Houston        (805)           571-8232
-------------------------------------------------------------
(Name)                  (Area Code)     (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such short period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                 [X] Yes [ ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                 [X] Yes [ ] No


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

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Due to extensive cost cutting measures undertaken by the Registrant in 2003, the Net Loss of the registrant for the first six months of 2004 will be less than 50% of the Net Loss of $10,378,911 for the first six months of 2003.


                             EarthShell Corporation
 -------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Dated:    August 9, 2004                   BY:  /s/ D. Scott Houston
          --------------                        --------------------------------
                                                D. Scott Houston
                                                Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal violations (See 18 U.S.C. 1001)



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